

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2013

Susan D. DeVore
President, Chief Executive Officer and Director
Premier, Inc. S-1
13034 Ballantyne Corporate Place
Charlotte, NC 28277

>   **Re: Premier, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 31, 2013**
>   **CIK No. 377-00204**

Dear Ms. DeVore:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Market Data and Industry Forecasts and Projections, page iii

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Our Company, page 1

3.   We note your disclosure of CAGR for your net revenues. Please also provide such figure for your net income.

Dilution, page 77

4.   Please discuss your historical net tangible book value as of March 31, 2013, or tell us why you believe such amount is impacted on a pro forma basis prior to the reorganization and offering. Further, please tell us why pro forma net tangible book value per share of Class A common stock gives effect for the exchange by <u>all</u> holders of Class B common units for newly issued Class A common stock, given such member owners' ability to exchange up to only one-seventh of the Class B common units annually beginning on the one-year anniversary of the last day of the month in which your offering is consummated.

Unaudited Pro Forma Consolidated Financial Information, page 79

5.   Please tell us, and revise your disclosure to discuss how you intend to account for the reorganization transaction. To the extent you intend to account for the transaction as a reorganization of entities under common control, explain to us in detail the common control relationship that exists prior to and after the transaction. Cite any relevant accounting literature in your response.

Footnote (2), page 84

6.   Please tell us how you determined the adjustments related to (1) your election under Section 754 of the Internal Revenue Code, and (2) the tax receivable agreement with the member owners are factually supportable. In your response explain to us whether your election under Section 754 of the Internal Revenue Code is subject to review and approval by the IRS. Additionally explain to us how you determined the estimated cash benefit to be received from the election and you determined that estimate is factually supportable.

Footnote (3), page 85

7.   We note your disclosure that all of Premier LP's limited partners that approve the
        Reorganization will receive Class B common units and capital account balances in
        Premier LP equal to their percentage interests and capital account balances in Premier LP
        immediately preceding the Reorganization. Tell us how you determined the number of
        limited partners expected to approve the Reorganization for purposes of calculating this
        adjustment and tell us how you determined that estimate was factually supportable.

Footnote (6), page 85

8.   Explain to us in greater detail how you intend to calculate the member owner revenue
        share for purposes of this adjustment. In your response explain to us how the adjustment
        is factually supportable and how the adjustment is related to the reorganization
        transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
90

9.   Please tell us if management tracks and considers the changes in the number of members
        from period to period and the average revenue per member when evaluating your
        performance.

10.   Please tell us if there are specific costs associated with attracting new members and
        retaining existing members.

Other Key Business Metrics, page 96

11.   We note your disclosure that Adjusted EBITDA includes adjustments for certain items
        deemed non-recurring. Please revise your disclosure to clarify which items are
        considered non-recurring and explain how they comply with Item 10(e)(ii)(B).

12.   Please clarify for us whether management uses Adjusted EBITDA as a performance
        measure, a liquidity measure or both. In your disclosure you state that Adjusted EBITDA
        provides insight into the company's ability to incur additional debt and meet liquidity
        requirements, which seems to indicate that the measure is used as a liquidity measure. To
        the extent management does use Adjusted EBITDA as a liquidity measure, please revise
        your disclosure to include a reconciliation of Adjusted EBITDA to the most closely
        related GAAP cash flow measure.

Comparison of Nine Months Ended March 31, 2013 and 2012, page 100

13.   To the extent material in future periods, please explain how the change in aggregate
        purchasing from current members and the addition or loss members each contribute to the
        change in your aggregate administrative fees. Also, please clarify if "higher contract
        penetration" means increased purchasing by an existing member.

14.   Since your increase in SaaS revenue was due to new and renewed subscriptions, please clarify if it means there was in increase in the rate for the subscriptions and not just an increase in the number of subscribers.

Cost of Revenue, page 102

15.   It appears that your cost of revenue for your supply chain services increased at a greater rate than your revenue for that segment. Please explain the nature of the disproportionate increases. Is it specifically attributable to your specialty pharmaceuticals?

Adjusted EBITDA, page 104

16.   Please provide the required disclosures pursuant to Item 10(e) of Regulation S-K for your disclosure of Total Segment Adjusted EBITDA presented outside your financial statement footnote disclosures.

Principal Stockholders, page 186

17.   Please clarify whether the Class A common stock to be issued to the beneficial owners identified in this section is part of the securities being registered by this registration statement. If so, please provide us with an analysis of how the transaction complies with Section 5 of the Securities Act of 1933.

Financial Statements, page F-1

Premier Healthcare Solutions, Inc. – Year Ended June 30, 2012, page F-20

Consolidated Statements of Income, page F-23

18.   It appears from your revenue recognition policies that your services and products revenues are derived from several revenue streams. Please tell us how you applied the guidance in Rule 5-03(b) of Regulation S-X in concluding that the presentation of two revenue line items on the face of your consolidated statements of income is sufficient.

19.   The above comment notwithstanding, please provide us with a schedule detailing the total revenue derived from each revenue stream described in your revenue recognition policy footnote. We may have further comment regarding your revenue recognition policies after reviewing this information.

2. Significant Accounting Policies, page F-28

Software Development Costs, page F-30

20.   Please tell us how you utilize computer software developed for internal use. In your
        analysis, please specifically highlight how such software is not sold, leased, or otherwise
        marketed as part of your revenues generated from service or product revenue.

Revenue Recognition, page F-32

Service Revenue, page F-32

21.   We note that your Services revenue reflects gross services revenue net of revenue share.
        Please provide to us an analysis of ASC Topic 605-45 detailing your basis for presenting
        services revenue net of revenue share. Further, please reconcile such disclosure of
        revenue share to disclosures elsewhere in your prospectus indicating that prior to your
        reorganization and your proposed offering, you did not have a contractual requirement to
        pay revenue share to member owners participating in your GPO programs. Finally,
        please revise your discussion to disclose the total amount of revenue share for each
        period presented.

22.   Please clarify the terms of your SaaS informatics subscriptions and your related revenue
        recognition policies. In your response tell us when members are deemed to have the
        ability to use the technology and explain to us in greater detail the term over which
        revenues are recognized. Additionally, we note that the agreements are subject to annual
        price escalators and do not allow for early termination. Tell us whether you recognize
        revenue under these agreements on a straight-line basis. Cite any relevant accounting
        literature in your response.

3. Business Acquisitions, page F-37

23.   Please tell us how your acquisitions of S2S Global and Commcare met the definition of a
        business acquisition in accordance with ASC Topic 805-10-55-4 through ASC Topic
        805-10-55-9. Additionally, please revise your disclosure to meet the disclosure
        requirements of ASC Topic 805-30-50-1a.

17. Segment Information, page F-44

24.   We note your disclosure that you calculate Segment Adjusted EBITDA based on segment
        operating income. Please explain to us whether segment operating income is an
        additional measure of profit or loss reviewed by the chief operating decision maker, and
        if so explain to us how you have met all of the disclosure requirements of ASC Topic
        280-10-50-30 as it relates to segment operating income.

Exhibit Index

25.   We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal opinion with the next amendment, please provide us with a draft copy for our review.

General

         If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/ divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

         Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

         You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                                            Sincerely,

                                                            /s/ Duc Dang

                                                            Duc Dang
                                                            Special Counsel